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Peter J. Ekberg

(612) 367-8785

Peter.ekberg@btlaw.com

May 9, 2014

Via E-Mail and Federal Express

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	ValueVision Media, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed May 6, 2014 File No. 000-20243

Dear Mr. Panos:

On behalf of ValueVision Media, Inc. (the “Company” or “ValueVision”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 8, 2014 (the “Comment Letter”) relating to the above-referenced Revised Preliminary Proxy Statement filed on May 6, 2014 (the “Proxy Statement”).

For your convenience the responses set forth below have been organized in the same manner in which the Comment Letter was organized. Copies of this response letter, along with Amendment No. 2 (“Amendment No. 2”) to the Proxy Statement, containing the changes contemplated by this letter, are being filed simultaneously with the Commission. We are providing to the Staff on a supplemental basis four copies of a version of Amendment No. 2 that have been marked by the financial printer to show the changes to the revised version of the Proxy Statement that was filed on May 6, 2014. All page references in the responses set forth below are to the pages of Amendment No. 2 that have been marked by the financial printer.

Securities and Exchange Commission

May 9, 2014

Page | 2

General

1.     We note the disclosure that “the Company has experienced positive year-over-year earnings per share growth in 16 of the 20 fiscal quarters under Mr. Stewart’s tenure as Chief Executive Officer.” It appears, however, that the Company experienced a net loss for many of the quarterly periods during, and in the fiscal years ended February 2, 2013 and January 28, 2012, and therefore had no positive earnings or “growth” in the reported earnings. Consequently, the Company ostensibly only has a factual basis to state that it has decreased the amount of net loss it has reported with respect to “earnings per share” for the periods cited. If true, please revise the assertion that “the Company has experienced positive year-over-year earnings per share growth” to remove the implication that earnings per share are positive and growing.

In response to this comment, the Company has revised the Proxy Statement to disclose that the Company has either decreased the amount of its quarterly net loss per share on a year-over-year basis or achieved a quarterly net profit per share rather than a quarterly net loss per share on a year-over-year basis in 16 of the 20 fiscal quarters under Mr. Stewart’s tenure as Chief Executive Officer. Please see page 9 of Amendment No. 2.

Information about Our Solicitation of Proxies and Related Expenses, page 32

2.     We noticed that a “special retainer was paid to members of the special committee for work” that included, among other things, contributions to ValueVision’s “management of communications with employees, the media and others regarding press reports about the Company and speculation regarding its future in light of the Clinton Group’s activities.” Please advise us, with a view toward revised disclosure, whether the special retainer paid to members of the special committee of the Board has been included within the costs of the solicitation to date, and whether such costs will be included within the estimated costs associated with the solicitation. Refer to Item 4(b)(4) of Schedule 14A and corresponding Instruction 1 which require disclosure of costs “in furtherance of, or in connection with” the solicitation as well as “other costs incidental to the solicitation.”

In response to this comment, the Company has revised the Proxy Statement to disclose that a portion of the special retainers payable to the members of the Special Committee of the Board of Directors are included within the costs of the solicitation to date and will be included within the estimated costs associated with the solicitation. Because the prior version of the Proxy Statement filed on May 6, 2014, omitted the special retainers from the costs of the solicitation to date, we have also revised the Proxy Statement to increase the amount of the Company’s expenses related to the solicitation of proxies to date in connection with the Annual Meeting. Please see pages 32-33 of Amendment No. 2.

Securities and Exchange Commission

May 9, 2014

Page | 3

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me at 612-367-8785 or, if more convenient, send me an e-mail at peter.ekberg@btlaw.com.

Sincerely,

/s/ Peter Ekberg

Peter Ekberg

cc:	Teresa Dery, Esq., Senior Vice President and General Counsel (via e-mail) Caroline Gottschalk, Esq., Simpson Thacher & Bartlett LLP (via e-mail)